Contact

www.linkedin.com/in/joe-haas-ed-d-3a03a05a (LinkedIn)

Top Skills

Educational Leadership
Staff Development
K-12

Joe Haas, Ed.D.

Retired
Goldsboro, North Carolina, United States

Experience

North Carolina Christian School Association

31 years

Education Specialist
June 2022 - Present (1 year 1 month)

Executive Director
July 1992 - June 2022 (30 years)

Liberty University

Adjunct Professor
December 2006 - Present (16 years 7 months)

Education

Nova Southeastern University

Doctor of Education (Ed.D.), Educational Leadership and Administration, General · (2006)

Middle Tennessee State University

Master of Education (M.Ed.), Educational Administration and Supervision · (1982)

University of Alabama at Birmingham

Bachelor of Science (B.S.), Natural Sciences · (1975)

Welch College

· (1970 - 1972)

Eurocentre, Lausanne, Switzerland

· (1968 - 1970)